UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*
                 -------------------------------
                       PREMIER PARKS INC.
                        (Name of Issuer)

                  Common Stock, $.05 par value
                 (Title of Class of Securities)

                             886506
                         (CUSIP Number)
                --------------------------------
                        Paul A. Biddelman
                      Hanseatic Corporation
                   450 Park Avenue, Suite 2302
                    New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                 -------------------------------

                          June 4, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------
Check the following box if a fee is being paid with the statement.

     ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP NO.  886506

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     3,020,063

8    SHARED VOTING POWER

     --

9    SOLE DISPOSITIVE POWER

     3,020,063

10   SHARED DISPOSITIVE POWER

     --

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

      3,020,063

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*
      ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.6% (see footnote 1)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1)  Based upon an aggregate of 11,357,232 shares outstanding.


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
CUSIP NO.  886506

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     3,020,063 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     --

10   SHARED DISPOSITIVE POWER

     3,020,063 (see footnote 1)

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     3,020,063 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     -----

13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

     26.6% (see footnote 2)

14   TYPE OF REPORTING PERSON*

     IN

---------------
(1) Represents shares beneficially owned by Hanseatic Corporation; Wolfgang Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)  Based upon an aggregate of 11,357,232 shares outstanding.

                     INTRODUCTORY STATEMENT

     Pursuant to Reg. Section 240.13d-2, this Amendment No. 6 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated October 30, 1992, as amended by Amendment No. 1 thereto dated March 8, 1993, Amendment No. 2 thereto dated July 28, 1993, Amendment No. 3 thereto dated October 12, 1994, Amendment No. 4 dated August 15, 1995 and Amendment No. 5 dated March 11, 1996 (together, the "Amended Statement on Schedule 13D"), filed jointly by Hanseatic Corporation ("the "Stockholder") and Wolfgang Traber ("Traber"), and therefore does not restate the items therein in their entirety.

     On June 4, 1996, as more fully described under items 3 and 5(c) herein, the Stockholder acquired 1,695,334 shares (the "New Conversion Shares") of common stock, $.05 par value ("Common Stock"), of Premier Parks, Inc. (the "Corporation") upon the conversion of all shares of Series A 7% Cumulative Convertible Preferred Stock, $1.00 par value (the Preferred Stock"), of the Corporation beneficially owned, within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934 (the "Exchange Act"), by the Stockholder. Shares reported herein give effect to the Corporation's one-for-five reverse split of the Common Stock effected on May 6, 1996.

Item 1.   Security and Issuer.
          --------------------

     This statement relates to shares of the common stock, $.05 par value, of Premier Parks Inc., a Delaware corporation. The principal executive offices of the Corporation are located at 11501 Northeast Expressway, Oklahoma City, OK 73131.

Item 3.   Source and Amount of Funds or
          Other Consideration.
          -----------------------------

     On June 4, 1996, the Stockholder acquired the New Conversion
Shares upon the conversion of all shares of Preferred Stock beneficially owned by the Stockholder.

     Effective March 11, 1996, a participating interest in an aggregate of 2,512,561 shares of Common Stock theretofore beneficially owned by the Stockholder (including 1,350,303 shares issuable upon conversion of 111,400 shares of the Preferred Stock theretofore beneficially owned by the Stockholder, without accounting for dividends accrued and unpaid thereon), was contributed to Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is the Stockholder.

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
Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) As of December 9, 1996, the Stockholder beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 3,020,063 shares of Common Stock, constituting, to the best of the knowledge of the Stockholder, 26.6% of the issued and outstanding shares of Common Stock. The foregoing calculation is based upon an aggregate of 11,357,232 shares of Common Stock outstanding.

     Traber holds in excess of a majority of the shares of capital stock of the Stockholder and, accordingly, may be deemed beneficially to own the securities of the Corporation held by the Stockholder. As disclosed by such persons to the Stockholder, none of the executive officers or directors of the Stockholder set forth on Annex 1 to the Amended Statement on Schedule 13D beneficially own any shares of the Common Stock.

     (b) All of the shares stated above as beneficially owned by the Stockholder are held by the Stockholder with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof. All securities of the Corporation that may be deemed to be beneficially owned by Traber are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with the Stockholder.

     (c)  On June 4, 1996, the Stockholder acquired the New
Conversion Shares upon the conversion of all shares of Preferred
Stock beneficially owned by the Stockholder (after accounting for accrued and unpaid dividends thereon).

     Effective March 11, 1996, a participating interest in an aggregate of 2,512,561 shares of Common Stock theretofore beneficially owned by the Stockholder (including 1,350,303 shares issuable upon conversion of Preferred Stock, but without accounting for dividends accrued and unpaid thereon), was contributed to Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners L.L.C., a Delaware limited liability company in which the sole managing member is the Stockholder.

     (d) The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,588,695 shares of Common Stock, constituting approximately 22.8% of the outstanding Common Stock, is held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is the Stockholder. Certain additional clients of the Stockholder who provided funds for the acquisition by the Stockholder of its investment in the Corporation (including the Preferred Shares) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the remaining shares of Common Stock beneficially

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owned by the Stockholder.  No such client's interest in such dividends or proceeds relates to more than five percent of the outstanding Common Stock.

     (e)  Not applicable.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     Exhibit A - Agreement pursuant to Rule 13d-1(f)(iii)
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                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1996            HANSEATIC CORPORATION



                                   By s/Paul A. Biddelman
                                     -----------------------------
                                     Paul A. Biddelman, Treasurer



Dated: December 9, 1996            s/Wolfgang Traber
                                   -------------------------------
                                   Wolfgang Traber


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